Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

81-c, Inc.
1760 N Jog Road, Suite 150
West Palm Beach, FL 33411
81-c.com

Up to $1,070,000.00 in Class B Tokens at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 81-c, Inc.
Address: 1760 N Jog Road, Suite 150, West Palm Beach, FL 33411
State of Incorporation: DE
Date Incorporated: November 20, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class B Tokens
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Class B Tokens
Type of Security Offered: Class B Tokens
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $499.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Terms of Class B Tokens

The Class B Tokens will represent a single share of Class B Token of the company, with rights and preferences as designated in the amended & restated articles of incorporation and summarized in the Offering Document.

- **Blockchain:** ERC 1450
- **Exchanges:** We currently intend listing the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms

- **Voting Rights:** Class B Token holders are not entitled to vote on any matter submitted for shareholder action, and the consent of the holders shall not be required for the taking of any corporate action.
- **Restrictions on Transfer:** 1 year from closing of this Offering
- **Dividends/Distributions:** Class B Tokens shall be entitled to receive 80% of any dividends or distributions of cash or other property. However, Class B Tokens shall not be entitled to receive any mandatory dividends or distributions of cash or other property but only such dividends or distributions as the Corporation declares from time to time in its sole discretion.
- **Redemption Rights:** The Company has no obligation to redeem Class B Tokens.

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

81-c, Inc., will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Tokens at $1 / share, you will receive 110 Class B Tokens, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement

The Company and its Business

Company Overview

81-c is pioneering a way for everybody to have an equal opportunity to invest in the success of some of the world's most accomplished, thoughtful entrepreneurs. We created a solution to contribute to the global challenge of financial inclusion by growing entrepreneur-led small to medium sized enterprises and making them accessible to everyone.

Owning a piece of 81-c is an investment in established, entrepreneur-led businesses with predictable revenue, a track record of profitability and a growth model not dependent on the speculative nature of startups. Our business focus is on maximizing growth and scale of second-stage ventures. By placing operational expertise at the head of each business unit, creating a Strategic Growth Plan for revenue acceleration (typically focused on growth through acquisition) and implementing process improvements through technology/automation as well as other dimensions, we aim to grow solid predictable cash flow across all of our business units.

We avoid startup-like speculation as much as possible. We must see the clear path to growth and profit at every step of the scaling process. Funding is only raised via issuing tokens.

That's how we do business. Investing our money and our efforts in real cash flowing assets not speculation of value to come. Our founders contributed the first cash flowing asset, or business unit, to the company which has a private market valuation equal to the amount being raised through this offering." The $250k promissory note was an agreed upon valuation decided at the beginning of 2017, by Dan and Kelly, when the business was doing 4x less in revenue and profit (listed in the financial statements) and was consolidated into 81-c LLC at the start of 2018.

81-c Inc is the master entity that holds all subsidiary business units including 81-c LLC. 81-c LLC is the service company tasked with management oversight, business unit growth, etc. of all subsidiary business units. This is a standard "holdco" / "servco" relationship that helps limit liability to the master entity and its assets.

Competitors and Industry

Our competitors are unique within each industry that our business units operate. For example, in our professional services vertical, the main service offered is grant writing so our competitors are freelance grant writers, in-house development teams and volunteers for the organization that offer their writing skills. In our management consulting vertical, our competition is other management consultants, fractional C-level talent, in-house C-level talent and owner/operator entrepreneurs.

Current Stage and Roadmap

81-c Inc is an operating company that currently consists of a professional services business unit, Williams Grant Writing. It has seen year over year net income growth of approximately 100% for the past three years. We accomplished this scale through our proprietary strategic growth plan which included building a sales team, automating the production process and implementing technology. This is our first business unit to scale and tokenize.

The 81-c business model reverses the traditional order of startup investment and company growth in a unique way. We identify entrepreneurs that fit our enrollment criteria and have a focus on scaling and pair them with areas of our business that complement their subject matter expertise. This allows us to grow the value of our company in a predictable way while limiting risk to investors.

Equity shares of 81-c are sold as a Security Token Offering (STO) to the investing public. The money raised from the 81-c STO is used for continued growth and development. We cut out all investment stages between founder's seed capital and IPO.

Our roadmap includes: first business unit to scale in Q1of 2019, ongoing growth of business units throughout 2019, Release of 81-c global token initiative (81-communities).

The Team

Officers and Directors

Name: Dan Abbate

Dan Abbate's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Defines strategic goals, leads the Financial and Valuation Analysis of prospective targets, monitors the performance of acquisitions to ensure that business and economic standards are being achieved

- **Position:** Vice Chairman
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Align committee work with the organization's vision and goals in cooperation with the Chairman

- **Position:** President
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Reviews, directs and approves revenue generating decisions including: business acquisitions and product development

- **Position:** Treasurer
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Oversees the management of financial affairs, including, selecting a bank, reconciling bank statements, analyzing investment opportunities and managing cash flow.

- **Position:** Director
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Carries out the approved budget, company decisions and established policies agreed to by the board.

Other business experience in the past three years:

- **Employer:** 81-c LLC
  Title: Co-CEO
  Dates of Service: January 09, 2015 - November 20, 2018
  Responsibilities: Defined strategic goals, led the Financial and Valuation Analysis of prospective targets, monitored the performance of acquisitions to ensure that business and economic standards were being achieved

Name: Jessica Merrell

Jessica Merrell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Defines strategic goals, sets culture and vision for all companies, oversees executive team who creates and implements management and process systems for acquired companies

- **Position:** Chairman
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Align committee work with the organization's vision and goals in cooperation with the Board

- **Position:** Director
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Carries out the approved budget, company decisions and established policies agreed to by the board.

- **Position:** Secretary
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Facilitates the order and delegation of board responsibilities and ensures the maintenance of proper documentation both internal and external.

Other business experience in the past three years:

- **Employer:** 81-c LLC
  Title: Co-CEO
  Dates of Service: January 01, 2016 - November 20, 2018
  Responsibilities: Defined strategic goals, set culture and vision for all companies, oversaw executive team who created and implemented management and process systems for acquired companies

Name: Gabie Ervesun

Gabie Ervesun's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: November 20, 2018 - Present
  Responsibilities: Design and implement business strategies, plans and

procedures, set comprehensive goals for performance and growth, establish policies that promote company culture and vision, oversee daily operations of the company and the work of Managers, lead employees to encourage maximum performance and dedication, evaluate performance by analyzing and interpreting data and metrics, manage all aspects of P&L to ensure company growth and profitability, participate in expansion activities (investments, acquisitions, corporate alliances etc.), manage relationships with partners/vendors, implement standard processes and manage integration of acquired businesses.

Other business experience in the past three years:

- **Employer:** 81-c LLC
  Title: COO
  Dates of Service: May 01, 2018 - November 20, 2018
  Responsibilities: Designed and implemented business strategies, plans and procedures, set comprehensive goals for performance and growth, established policies that promote company culture and vision, oversaw daily operations of the company and the work of Managers, led employees to encourage maximum performance and dedication, evaluate performance by analyzing and interpreting data and metrics, managed all aspects of P&L to ensure company growth and profitability, participated in expansion activities (investments, acquisitions, corporate alliances etc.), managed relationships with partners/vendors, implemented standard processes and managed integration of acquired businesses.

Other business experience in the past three years:

- **Employer:** ASR Group
  Title: Director, Supply Chain Services
  Dates of Service: January 01, 2014 - April 27, 2018
  Responsibilities: Responsible for defining, communicating and implementing the company's Global Strategy for Inbound Working Capital for both direct and indirect materials. Managed assigned category initiatives across the procurement organization in an effort to maximize value by reducing overall supply chain costs and improving the quality of goods. Responsible for leading inbound supply chain process improvements and projects as well as managing global MRP Controllers in accordance with the company's established policies and procedures.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the 81-c security tokens should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any 81-c security token purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The 81-c security token that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will increase the value of the Company and, consequently, increase the value of your investment. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our business units will be able to gain market share in the marketplace at a fast rate. It is possible that our business units will fail to gain market acceptance for any number of reasons. If the business units fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

Although we are pioneering our industry, there is always a risk we will compete with larger, established companies who may establish similar products and services on the market and/or various respective products and service development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products and services earlier than us, or superior products and services than those developed by us. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Security Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Speculative Investment

The Security Tokens of the Company being offered should be considered speculative investments. The ability of the Company to achieve its objectives may be determined by factors beyond its control that cannot be predicted at this time. Consequently, there can be no assurance that the Company's efforts to start and expand its business operations will prove to be sufficient to enable the Company to generate the funds required to operate its business. Anyone acquiring the Tokens should do so only if they are financially able to sustain the loss of their entire investment and should recognize that such a possibility exists.

Development Stage Company; Limited Operating History:

Although the current and future business units of the company have been in operations for a variety of time (numbering from a few years, to a few decades or more), the corporate operations of the Company has a limited history of operations upon which an evaluation of the Company's business and prospects can be based. No assurances can be given that the Company will ever be or remain profitable. This makes evaluating the Company's business operations and validating its financial projections difficult. In assessing the Company's prospects, a potential investor must consider the risks and difficulties frequently encountered by Development-stage companies. These risks include the Company's ability to: raise sufficient capital to fund operations, construction on its business locations, acquisition of additional business units or consolidation of bolt on acquisitions and other general corporate purposes; manage changing and expanding operations; establish and increase awareness of the Company's brand and strengthen loyalty among prospective customers across any and all verticals; implement and successfully execute the Company's business and marketing strategies; respond effectively to competitive pressures and developments; continue to enhance the Company's products and services; and attract, retain and motivate qualified personnel. The Company's failure in any of these areas could adversely affect the Company's financial condition and results of operation.

Market Regulation

The Company is subject to federal, state and local laws and regulations governing the utilization and activities of some or all of its current and or future business units. Potential changes in laws and regulations could have a material and unforeseen impact on the Company's businesses and ability to generate revenue and or profit from subsidiary operations and or corporate level operations.

Competition

The Company does and will continue to expand the markets and industries in which it operates. As such the competition with other entities in the markets in which it competes could face competition from a variety of smaller and larger corporate conglomerates and new technologies designed to disrupt existing operating processes. These companies' technologies compete for market share based on a variety of factors, including product performance, price, technical specifications, and sale channels. Over time, the Company may become unable to compete due to factors such as the actual performance of its operating processes, the application of technology in its businesses and limitations due to the Company capitalization, or limited sales and marketing channels. Additionally, these competitors may be able to respond more quickly to new laws and regulations because of the newer technology utilized in their facilities or the additional resources derived from owning more efficient facilities and or additional scale and financial resources. To the extent that competition increases, the Company's financial condition, results of operations and cash flows may be materially adversely affected.

Business Model Performance

The Company's business model has yet to reach a commercial stage and deployment at scale. Its model road map clearly defines the necessary steps to deliver a scaled model, however, unforeseen obstacles could arise that could affect either business model performance or the scaling timeline. To the extent that there are delays, budget overruns, or technical issues with the development of the business model, the Company's financial condition, results of operations and cash flows may be materially adversely affected.

Commercial Partners

The Company expects to rely on commercial partners to provide a variety of services including but not limited to sales processes, HR, financial, etc. for many key components of its corporate and subsidiary business units. To the extent that these commercial partners do not fulfill their contractual obligations, the Company's financial condition, results of operations and cash flows may be materially adversely affected.

Uncertain Ability to Execute Growth Strategy

The Company's growth strategy is dependent upon a number of factors, including its ability to: deliver viable and scaled processes to which the company can grow the number in quantity and growth of its individual subsidiary business units while maintaining the expected speed a return on capital projects as per its model. There is a chance that the Company's ability to implement these strategies will not be achieved as forecasted, which could in turn affect its ability to return any or all value back to investors. In addition, the Company's ability to execute its growth strategy is partially dependent upon the market conditions in the economy and any change in those trends and conditions could adversely affect the Company's future growth rate.

Reliance on Key Personnel
Due to the size of the organization, the Company has a significant reliance on certain key personnel, particularly Dan Abbate and Jessica Merrell. If the Company is unable to retain key personnel, it could jeopardize the Company's ability to implement its business plan, its relationships with its customers, and its financial stability.

Difficulty Managing Growth
The Company may experience a period of growth that could place a significant strain on its resources. The Company's ability to manage growth successfully will require the Company to continue to improve its operational, management and financial systems and controls, as well as to expand its workforce. In addition, the expansion and adaptation of the Company's infrastructure will require substantial operational, management and financial resources. There can be no assurance that the Company will be able to expand and adapt its infrastructure to meet additional demand on a timely basis, at a commercially reasonable cost, or at all. If the Company's management is unable to manage growth effectively, hire needed personnel, expand and adapt its infrastructure or improve its operational, management or financial systems and controls, the Company's business, operating results, and financial conditions could be materially adversely affected.

Need for Additional Capital
No assurance can be given that the Company will be able to conduct its operations without incurring costs in excess of those estimated. If the revenues generated from the Company's operations are insufficient to satisfy the Company's operating costs, the Company may seek to sell additional equity or secure debt financing. The sale of additional equity may result in dilution to the Company's shareholders, and debt financing, if available, may include restrictive covenants that could restrict the Company's operations and finances. There can be no assurance that additional capital will be available in amounts or on terms acceptable to the Company, if at all. The inability to raise funds on acceptable terms would negatively affect the Company's business, operating results and financial condition, and may cause the Company to become insolvent or discontinue operations.

Negative Changes in Economic Conditions
Any negative changes in economic conditions, significant price decreases especially in management fees, deflation or adverse events related to the industries in which the Company and its subsidiaries operate could harm and have a material adverse effect on the Company's business.

Possibility of Material Differences Between Actual and Projected Results
The financial projections contained in any Offering Materials and any supplements were prepared by management of the Company and represent the Company's estimated results of operations. These financial projections are based upon a number

of estimates and assumptions regarding future events. Nevertheless, some or all of the assumptions upon which the Company is basing its projections may prove to be inaccurate. The Company's financial projections are dependent on the successful implementation of management's growth strategies and adequate financing and are based on assumptions and events over which the Company only has partial or no control. The assumptions underlying such projected information require the exercise of judgment, and the projections are subject to uncertainty due to, among other factors, the effects that economic, business, competitive, legislative, political or other changes, as well as the risk factors identified in these Offering Materials, might have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect the projections. Accordingly, there can be no assurances that the Company will operate in accordance with such projections. Actual results for any period may be substantially less attractive for the Company than the projections indicate.

Acceptance of Investors on a First-Come, First-Serve Basis

The Company reserves the right to accept or reject any proposed subscription in its sole discretion. Subject to this discretion, the Company intends to accept subscriptions on a "first-come, first-served" basis, with the consequence that subscribers may be allocated a portion of the total Offering, based upon the amounts they have subscribed for, in the order in which such subscriptions have been accepted. The Company is not required to accept all subscriptions tendered to the Company. There is no assurance, therefore, that your subscription will necessarily be accepted in whole or in part by the Company should the Company raise more or less funds than the Company is seeking in this Offering.

Limitation of Liability and Indemnification

The Company's officers and managers will not be liable for the obligations of the Company solely by reason of being officers or managers or participating in the management and control of the Company's business and affairs. Furthermore, to the fullest extent permitted by law, the Company will indemnify the officers and managers against all liabilities and reasonable expenses incurred by them in connection with the defense or disposition of any action, suit or other proceeding in which they may be involved or with which they may be or reasonably anticipate to be threatened, as a party or otherwise, by reason of their conduct of the business and affairs of the Company, or their status as officers or managers of the Company.

Lack of Rulings and Opinions; Possibility of IRS Challenge of Company Tax Positions

The Company has not requested and will not request any tax ruling from the IRS regarding the tax consequences of the Company's activities. Accordingly, there is no certainty as to the tax consequences of investing in the Company Security Tokens. The Company has not sought or obtained a legal opinion with respect to the tax treatment of its Security Token proceeds or issuance of the Security Tokens. Accordingly, you are urged to consult your own tax advisor with respect to the federal and state tax consequences arising from an investment in the Company.

Risk of Audit to Investors

There is a possibility that the IRS will audit the Company's income tax returns. If the Company's income tax returns are audited, your tax return might also be audited.

Future Federal Income Tax Legislation and Regulations

No assurance can be given that the current US Congress or any future Congress will not enact federal income tax legislation that could adversely affect the tax consequences of participating in the Company's Security Tokens

Legal Proceedings

Although the Company currently is not a defendant in any material legal proceedings, any of the Company's operations, activities, employees or agents could subject the Company to legal claims and proceedings. Any such claims or proceedings, whether with or without merit, could result in costly litigation, fines, judgments or settlements and could require the Company to modify or cease operation of the Company's facilities, any of which could have a material adverse effect on the Company's business, results of operations or financial condition.

Other Risks

Other Risks In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. Prospective investors reviewing this Offering should keep in mind other possible risks that could be important to the success of their investment in the Notes.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dan Abbate	500	Class A Stock	50.0
Jessica Merrell	500	Class A Stock	50.0

The Company's Securities

The Company has authorized Class A Stock, Class C Tokens, and Class B Tokens. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Class B Tokens.

Class A Stock

The amount of security authorized is 1,000 with a total of 1,000 outstanding.

Voting Rights

The holders of shares of the Company's Class A Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Material Rights

Dividends and Distribution Rights.

Class A Stock does not have the right to participate in any dividends declared by the company, or distributions in the event of liquidation or dissolution.

Class C Tokens

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class C Tokens.

Material Rights

Dividend and Distribution Rights.

The Class B and Class C Tokens, collectively shall have the sole rights to receive dividends paid out by the Corporation and assets of the Corporation distributed in connection with or on account of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, with the Class B Tokens entitled to receive eighty percent (80%) of any such dividends or distribution and the Class C Tokens entitled to receive twenty percent (20%) of any such dividends or distributions.

Redeemed or Repurchased Shares.

While the Company is under no obligation to redeem or repurchase Class B or Class C Tokens, any Class B Tokens or Class C Tokens redeemed or repurchased by the Corporation shall be retired and canceled and may not be reissued as tokens of such series and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Class B Tokens or Class C Tokens, as applicable, accordingly.

Conversion.

Neither the Class B Tokens nor the Class C Tokens shall be convertible into shares of Class A Stock or any other security of the Corporation.

Modification; Amendment or Waiver.

The rights and preferences of the Class B and Class C Tokens set forth in the Certificate of Designation and the Amended and Restated Certificate of incorporation shall not, by merger, consolidation, or otherwise, be amended, waived, altered, or repealed without the affirmative vote of the holders of a majority of the voting power of the Class B Tokens and Class C Tokens, each voting as a separate class. Any right or preference of the Class B Tokens and Class C Tokens may only be waived pursuant to a written instrument signed by the holders of a majority of the voting power of the Class B Tokens and a majority of the voting power of the Class C Tokens, by respective class, which written instruments shall specifically set forth the right or preference being waived and the extent of such waiver. With respect to any such vote to modify or waive any right or preference, each Class B Token or Class C Token, as applicable, shall have one (1) vote.

Class B Tokens

The amount of security authorized is 40,000,000 with a total of 1,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Tokens.

Material Rights

Dividend and Distribution Rights.

The Class B and Class C Tokens, collectively shall have the sole rights to receive dividends paid out by the Corporation and assets of the Corporation distributed in connection with or on account of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, with the Class B Tokens entitled to receive eighty percent (80%) of any such dividends or distribution and the Class C

Tokens entitled to receive twenty percent (20%) of any such dividends or distributions.

Redeemed or Repurchased Shares.

While the Company is under no obligation to redeem or repurchase Class B or Class C Tokens, any Class B Tokens or Class C Tokens redeemed or repurchased by the Corporation shall be retired and canceled and may not be reissued as tokens of such series and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Class B Tokens or Class C Tokens, as applicable, accordingly.

Conversion.

Neither the Class B Tokens nor the Class C Tokens shall be convertible into shares of Class A Stock or any other security of the Corporation.

Modification; Amendment or Waiver.

The rights and preferences of the Class B and Class C Tokens set forth in the Certificate of Designation and the Amended and Restated Certificate of incorporation shall not, by merger, consolidation, or otherwise, be amended, waived, altered, or repealed without the affirmative vote of the holders of a majority of the voting power of the Class B Tokens and Class C Tokens, each voting as a separate class. Any right or preference of the Class B Tokens and Class C Tokens may only be waived pursuant to a written instrument signed by the holders of a majority of the voting power of the Class B Tokens and a majority of the voting power of the Class C Tokens, by respective class, which written instruments shall specifically set forth the right or preference being waived and the extent of such waiver. With respect to any such vote to modify or waive any right or preference, each Class B Token or Class C Token, as applicable, shall have one (1) vote.

What it means to be a minority holder

As a minority holder of 81-c's Class B security tokens of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more Class B security tokens, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Tokens
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: This was a non-cash transaction representing the acquisition of 81-c, LLC and its wholly-owned subsidiary Williams Grant Writing by 81-c Inc.
  Date: January 01, 2019
  Offering exemption relied upon: Shares were not a public or private offering and were only representing the equity value of the acquisition in a closed transaction.

- **Name:** Class A Stock
  Type of security sold: Equity
  Final amount sold: $50.00
  Number of Securities Sold: 1,000

Use of proceeds: Open necessary banking accounts
Date: January 01, 2019
Offering exemption relied upon: Section 4(a)(2)

- Name: Class C Tokens
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Class C Tokens are the founders shares and the money raised was used towards startup costs of the business.
  Date: November 20, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

81-c Inc and all subsidiary business units' financial statements for the years ending December 31, 2017 and 2018 are included as part of our Form C and other offering information.

Our company is currently made up of three entities. 81-c Inc, formed on November 20th of 2018, is the parent entity that holds all subsidiary business units, including 81-c LLC and Williams Grant Writing LLC as of January 1st of 2019.

81-c LLC, founded in January 2nd of 2015, is the service company tasked with management oversight and business unit growth of all subsidiary business units. Williams Grant Writing LLC, founded March 20th of 2015, is a profitable, cash flowing subsidiary business unit which provides grant research, writing and reporting services. The cash flow of all subsidiary business units flows up to 81-c Inc and its shareholders.

This document will address each of the three entities separately and in order of operational complexity from most straight forward to most complex. That order is 81-c Inc, 81-c LLC, Williams Grant Writing LLC (WGW), respectively.

81-c Inc - Financial condition

As a new entity and the parent company, 81-c Inc's sole purpose is to hold the ownership and value of all subsidiary business units. For all intents and purposes, there is no direct revenue or expenses related to this entity. As of 2019, this is the entity that all activity from subsidiary business units will roll up to through consolidated financials at the end of each year.

81-c LLC - Financial condition

81-c LLC is the service company for all corporate overhead, operations and expenses. This entity manages all operations that sit above the subsidiary business unit level. The functions and responsibilities of 81-c LLC include but are not limited to: legal, accounting, compliance, marketing, investor relations, accounting policies and standards, corporate culture, technology overlays, strategic growth plans (in conjunction with subsidiary management).

Management fees are paid by the subsidiary business units to 81-c LLC to cover all expenses incurred while providing services, growing corporate structure and reaching corporate growth goals. At this stage, with only one business unit, this fee represents nearly all of WGW free cash flow. That is why at the WGW level there is little operating income retained, that is operating income beyond the income used to meet growth goals for WGW as a subsidiary business unit, for it has been reinvested into 81-c LLC so that the corporate level can continue to meet its growth goals. For 2018, these fees are referenced in the financial review provided. As the volume of subsidiary business units grow, the fees, as a percentage of each company's operating income, will go down because these corporate overhead expenses can be more efficiently spread across all business units.

The acquisition of WGW by 81-c LLC occurred January 1st 2018, thus financials for these two companies were consolidated and, as such, reviewed as one consolidated financial statement. WGW has a separate review for its 2017 financial statements as it was a standalone entity at that time.

Williams Grant Writing (WGW) - Financial condition

WGW generates revenue by providing grant research, writing and reporting services for non-profit organizations and others needing professional assistance in producing proposals and related funding documents for submission.

Revenue

WGW service offerings have provided the base of revenue and related growth over the last few years, seeing a particularly healthy growth trajectory over 2017 and 2018. Approximately 95% of WGW revenue is generated from clients using monthly recurring, or otherwise ongoing services. The client base is very diverse with no single client representing more than a few percentage points of overall revenue. As part of our growth strategy in April 2017, a sales team was built which resulted monthly sales increasing from roughly $15,000+/- per month to $70,000+/- in the later months of 2018. We expect this trend to continue as our strategic growth plan calls for additional focus and spending to scale up the already functioning sales team as well as marketing efforts and additional methods of driving revenue that are currently in development. Revenue totals can be found as part of the financial review documents.

Cost of sales

WGW has a cost structure that is mostly variable with limited fixed costs. All direct service providers are on-demand contractors. As such, cost of sales increased proportionally in 2017 and throughout 2018 to match the increase in revenue. We have no immediate plans to change this cost structure so we project Cost of Sales and Revenue to remain in lock step into the future.

Gross margins

Compared to 2017, a guarantee on service was introduced in 2018 to help aggressively drive sales which resulted in increased cost of sales as the guarantee was delivered on at later dates in 2018. We were able to remove this guarantee on service towards the end of 2018, without a negative effect on sales closings or conversions, and therefore gross margins will return to 2017 levels going forward as the final guarantee-related projects cycle through by Q3 of 2019. On our most popular proposal service offering, we generally see +/- 75% gross margin.

Expenses

The Company's overhead expenses mainly consist of compensation and benefits of production management, account management and administration, technology service and maintenance, marketing and sales expenses, fees for professional services and 81-c LLC management fees. Expenses in both 2017 and 2018 increased as we built infrastructure in order to manage increased production capacity into the future. We do not anticipate needing to add any material fixed costs until the company at least doubles in revenue again.

Liquidity and capital resources

WGW has always been cash flow positive and profitable. This profit has been reinvested into the growth of the business and has provided a solid and organic capital resource. At this time we do not foresee the need to bring on any additional capital beyond the already established line of credit and ongoing operating income from operations.

Risk Management

Our financial model takes into account the possibility of individual company failures. We account for this scenario at a rate higher than statistically would be expected under normal economic conditions. Established private companies are historically more successful than startups1. As part of our ongoing risk management, we will actively manage and adjust the mix of companies we operate. We will exit any business that doesn't generate cash flow predictably or that becomes a strain on our focus and commitment to growth of 81-c.

Historical results and cash flows:

As 81-c adds business units, we expect to see overall growth in operating activities as well as increased cash flow per unit.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

81-c currently has the following lines of credit available: PNC Bank - $100,000 with a balance of $75,664 and American Express - $20,000 with a $0 balance. Available Shareholder loans total $100,000 with a current balance of $0. Additionally, 81-c has over $100,000 of cash on hand and projected net profit of $300,000 for 2019.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Although funds raised for 81-c would be used for the growth our company as well as current listed debt, they are not critical to our success. Should the maximum raise not be met, 81-c will seek additional funding from shareholders and banks leveraging against our growing assets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Funds raised during this campaign do not affect the viability of 81-c. 81-c currently has positive cash-flow and profit from operations and if the maximum offering funds are raised, they represent less than 50% of available capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
Indefinitely, 81-c currently has positive cash-flow and profit from operations

How long will you be able to operate the company if you raise your maximum funding goal?
Indefinitely, 81-c currently has positive cash-flow and profit from operations

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional sources for future capital are planned to come from: the profits of our operating company, banks as well as additional public offerings.

Indebtedness

- **Creditor:** To the Founders of 81-c Inc
  Amount Owed: $60,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2019

- **Creditor:** PNC Bank
  Amount Owed: $87,087.00
  Interest Rate: 10.09%
  Maturity Date: April 01, 2020

- **Creditor:** Daniel Abbate & Kelly Williams
  Amount Owed: $250,000.00
  Interest Rate: 1.0%
  Maturity Date: January 01, 2023

Related Party Transactions

- **Name of Entity:** ULTIMA FITNESS & WELLNESS CENTER, LLC
  Names of 20% owners: Jessica Merrell & Dan Abbate
  Relationship to Company: Unconsolidated affiliate that receives management and consulting services from 81-c LLC which was founded by Dan Abbate and Jessica Merrell.
  Nature / amount of interest in the transaction: 81-c LLC provides management and consulting services to an unconsolidated affiliate of 81-c LLC.
  Material Terms: During the year of 2018 the Company received management fees of $132,000 from the affiliate. Dan's role in ULTIMA FITNESS & WELLNESS is as a financial and strategic growth consultant and Jessica's consultant role is interim Chief Executive Officer (CEO).

- **Name of Entity:** Williams Grant Writing
  Names of 20% owners: Daniel Abbate and Kelly Williams
  Relationship to Company: 81-c LLC acquired Williams Grant Writing. Dan Abbate is a founder of 81-c LLC and Kelly Williams is now an employee providing grant writing and consulting services to Williams Grant Writing.
  Nature / amount of interest in the transaction: The Assignors (Daniel Abbate and Kelly Williams) propose to convey, transfer and assign 100% of Assigners' right, title, and interest in and to Assigners' Membership Interest in the Company to Assignee (81-c LLC) in exchange for a promissory note in the amount of $250,000.

Material Terms: $250,000 Promissory Note with an annual 1% interest rate. The note shall mature on January 1st, 2023. Dan's role in Williams Grant Writing was Founder and Chief Executive Officer (CEO) and Kelly's role is Chief Operations Officer (COO).

- **Name of Entity:** Dan Abbate & Jessica Merrell
  Relationship to Company: Founders
  Nature / amount of interest in the transaction: As noted in the 81-c Inc financial review, the founders of the Company made advances in the amount of $60,967 to 81-c LLC.
  Material Terms: As of December 31, 2018, advances were due from and to the members and affiliates of the Company and its members. The advances do not bear interest and do not have specific maturity dates. The Company and the members and affiliates have agreed that the outstanding balances will not be due until after 2019 and therefore are classified as long term on the balance sheet.

- **Name of Entity:** Ultima Fitness & Wellness Center LLC
  Names of 20% owners: Dan Abbate & Jessica Merrell
  Relationship to Company: Affiliates and Members
  Nature / amount of interest in the transaction: In 2018, 81-c LLC made advances to Ultima Fitness & Wellness Center LLC in the amount of $165,587.
  Material Terms: As of December 31, 2018, advances were due from and to the members and affiliates of the Company and its members. The advances do not bear interest and do not have specific maturity dates. The Company and the members and affiliates have agreed that the outstanding balances will not be due until after 2019 and therefore are classified as long term on the balance sheet.

- **Name of Entity:** Dan Abbate, Jessica Merrell and Ultima Fitness & Wellness Center LLC
  Names of 20% owners: Dan Abbate & Jessica Merrell
  Relationship to Company: Founders & Unconsolidated Affiliate
  Nature / amount of interest in the transaction: As noted in the 81-c LLC financial review, during 2017 and 2018 the Company operated its business from locations owned or controlled by Dan Abbate, Jessica Merrell and Ultima Fitness & Wellness. The members and affiliates provided space for the Company to operate at no charge.
  Material Terms: Management has decided not to record the value of the donated space as an expense to the Company. The estimated value of the donated spaces is approximately $24,000 for the year.

- **Name of Entity:** Williams Grant Writing
  Names of 20% owners: Dan Abbate & Kelly Williams
  Relationship to Company: 81-c LLC acquired Williams Grant Writing. Dan Abbate is a founder of 81-c LLC and Kelly Williams is now an employee providing grant writing and consulting services to Williams Grant Writing.
  Nature / amount of interest in the transaction: Per the WGW financial review, as

of December 31, 2017 loan advances had been made on behalf of the members in the amount of $7,400.

Material Terms: These advances are not interest bearing and there is no stated due date. Dan's role in Williams Grant Writing is now as consultant for future growth and financial planning. Kelly is an employee of WGW as Head Writer and Head of Quality Control.

- **Name of Entity:** Dan Abbate
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: In 2018, Williams Grant Writing LLC made advances to Dan Abbate in the amount of $23,748.
  Material Terms: As of December 31, 2018, advances were due from and to the members and affiliates of the Company and its members. The advances do not bear interest and do not have specific maturity dates. The Company and the members and affiliates have agreed that the outstanding balances will not be due until after 2019 and therefore are classified as long term on the balance sheet.

Valuation

Pre-Money Valuation: $1,250,000.00

Valuation Details:

The pre-money valuation calculation assumes the attribution of $1,000,000 in value to the 1,000,000 Class B tokens outstanding and $250,000 to the 10,000,000 Class C tokens outstanding. Under this calculations, Class B and Class C Tokens were attributed separate share prices.
Class B tokens were valued at $1 per share, and Class C tokens were valued at $0.025 per share.

This pre-money valuation was determined by taking the net cash flow (EBITA) of those two acquired operating businesses and multiplying by a private valuation standard of 4 +or -. (source below).

Class A has no economic interest so it doesn't affect valuation, Class B Tokens are entitled to receive eighty percent (80%) of any dividends or distributions in the even of liqudation or dissolution, and the Class C Tokens entitled to receive twenty percent (20%) of any such dividends or distributions.

Source: https://corporatefinanceinstitute.com/resources/knowledge/valuation/ebitda-multiple/

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  94.0%
  This CF offering is only the first step to our ultimate goal: creating a solution to contribute to the global challenge of financial inclusion by growing thousands of entrepreneur-led small to medium sized enterprises and making them accessible to everyone. Therefore, minimum funds raised will be used for continued marketing growth and development, particularly in brand building and educating the investing public on the value of entrepreneurship as an asset. The $9,400 will be used for digital marketing efforts as well as support our continued PR efforts to build brand awareness.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  52.0%
  81-c's business model is based on continued growth and expansion. We have already selected and on-boarded our first business unit, and we have 10-15 more we're looking at. Our goal is to on-board a new business unit company into our ecosystem each quarter of 2019.

- *CF Offering Setup Reimbursement*
  12.0%
  Unlike traditional public offerings, no private placement investments were taken prior to 81-c's public offering. The capital used to initiate the necessary legal, accounting and marketing of the offering came from Dan and Jess, the founders of 81-c as a loan. The total amount to be reimbursed if the maximum of $1,070,000 is raised would be $128,400 (12%).

- *Marketing*
  25.0%
  Funds raised will be used for marketing in order to identify and expand our investor demographics through subsequent raises. By building the broadest community of support, we aim to provide significant value to our investors in the form of an entrepreneur-backed security token.

- *Operations*
  5.0%
  In order to maintain SEC compliance, a portion of the funds raised will go towards legal and accounting services.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at 81-c.com (81c.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/81-c

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 81-c, Inc.

[See attached]

81-c, Inc.

and Independent Accountants' Review Report

December 31, 2018

81-c, Inc.

TABLE OF CONTENTS



DISALVO &
ASSOCIATES, PLLC

1760 N. Jog Road, Suite 150
West Palm Beach, FL 33411
Phone: (561) 659-1177
Fax: (561) 659-1197
www.d-acpa.com

CERTIFIED PUBLIC ACCOUNTANTS - BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders
81-c, Inc. LLC
West Palm Beach, FL

We have reviewed the accompanying balance sheet of 81-c, Inc. ("the Company"), as of December 31, 2018 and the related statements of income and retained earnings, stockholders' equity and cash flows for the period November 20, 2018 ("Inception") to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles generally accepted in the United States of America.

DiSalvo & Associates, PLLC
January 31, 2019

81-c, Inc.
Balance Sheet
As of December 31, 2018

Assets	
Current assets:	
Receivable from founders	$ 5
Total current assets	5
Fixed assets, net	-
Total assets	**$ 5**
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ -
Due to founders	-
Total current liabilitites	-
Total liabilities	-
Stockholders' equity:	
Common stock, Class A, voting, par value $0.005;1,000 shares authorized, issued and outstandng	5
Security tokens, Class B, nonvoting, par value $.005, 50,000,000 tokens authorized, no tokens issued or outstanding	-
Retained earnings	-
Total stockholders' equity	5
Total liabilities and stockholders' equity	**$ 5**

Read independent accountants' review report and notes to financial statements

81-c, Inc.
Statement of Income and Retained Earnings
For the Period November 20, 2018 to December 31, 2018

Revenues:	
Management fee income	$ -
Services Income	-
Interest Income	-
Total Revenue	-
General and administrative expenses	-
Interest expense	-
Total expenses	-
Net income	-
Retained earnings, November 20, 2018	-
Distributions	
Retained earnings, December 31, 2018	**$ -**

Read independent accountants' review report and notes to financial statements

81-c, Inc.
Statement of Cash Flows
For the Period November 20 to December 31, 2018

Cash flows from operating activities:	
Net Income	$ -
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	-
Changes in assets and liabilities:	-
Cash flows provided (used) by operating activities	-
Cash flows from investing activities:	
Cash flows provided (used) by investing activities	-
Cash flows from financing activities:	
Receivable from founders	(5)
Issuance of common stock	5
Cash flows provided (used) by financing activities	-
Net increase (decrease) in cash	-
Cash November 20, 2018 (Inception)	-
Cash December 31, 2018	$ -
Supplementary disclosure of cash flow information	
Cash paid for interest	$ -

Read independent accountants' reveiw report and notes to financial statements

81-c, Inc.
Statement of Stockholders' Equity
For the Period November 20, 2018 to December 31, 2018

	Common Stock		Subscription Receivable	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
November 20, 2018 (Inception)	-	$ -	$ -	$ -	$ -
Class A shares issued	1,000	5	-	-	5
Net income				-	-
December 31, 2018	1,000	$ 5	$ -	$ -	5

81-c, Inc.
Notes to Financial Statements

December 31, 2018

NOTE 1 – ORGANIZATION AND BUSINESS

81-c, Inc. (the "Company,") was incorporated on November 20, 2018 ("Inception") in the state of Delaware. The Company's headquarters are located in West Palm Beach, Florida

The Company plans to research and find value-add opportunities in the form of established entrepreneurial businesses that need capital for growth and working capital and need proven management resources and business practices that can be employed to add value for the Company's equity stakeholders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments:
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents:
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:
The Company did not commenced operations as of December 31, 2018 so no revenue has been recognized. Once operations commence revenues will be recognized at the time a service has been rendered and or a product has been delivered and the respective costs of providing such services and products have been recognized in the financial statements.

Startup Costs:
During the startup phase of the Company the founders funded all of the initial organizational and administrative costs of the Company. The costs as of December 31, 2018 were approximately $60,000. These costs have not been recognized on the financial statements. The Company plans to recognize these costs and to reimburse the founders upon the successful completion of the Company's public offering discussed in the Subsequent Events footnote.

Income Taxes:
The Company is taxed as a corporation. Accordingly, the Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk:
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements:
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under US GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard was effective beginning January 1, 2018 for public companies. Non-public companies have to apply the new rules for fiscal years beginning after December 2019. The Company is currently evaluating the effect that the updated standard will have on its financial position and results of operations and plans to implement the new rules for year ending in 2020.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including ASU 2014-09 above, that amend the original text of the ASC. The Company believes those updates issued-to-date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – DEVELOPMENT STAGE COMPANY

As of December 31, 2018 the Company was still in the development stages and had not commenced operations. The Company plans to commence revenue generating activities in 2019. Since inception, the Company has relied on funding by the founders for working capital. The Company will incur significant additional costs for the development and maintenance of its organizational platform, marketing, and other ongoing operational costs. Management plans on continuing to fund any working capital needs until business operations commence. The Company intends to fund operations with equity capital proceeds from its Regulation Crowdfunding offering and continued funding from the founders as needed. If the Company's public offering of equity securities is not successful, the Company may be required to reduce the scope of our planned operations

See Subsequent Events footnote for updated information on the Company operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Management has advised that the Company is not involved in any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized 50,001,000 shares of common stock with $0.005 par value. The authorized shares are designated as follows:

Class A shares voting	1,000
Class B tokens, non voting	50,000,000

During 2018, the Company approved the issuance of 1,000 shares of Class A stock to founders for $5.00 which was the par value at time of issuance. The founders will pay for the shares issued in 2019.

See subsequent event footnote for change in capitalization after December 31, 2018 and before issuance of the review report.

NOTE 6 – INCOME TAXES

There are no significant deferred tax assets, liabilities, or temporary or permeant differences as of December 31, 2018.

The United States Federal and applicable state returns for 2018 are still subject to tax examination by the United States Internal Revenue Service; however, the Company does not currently have any ongoing tax examinations.

NOTE 7 – RELATED PARTY TRANSACTIONS

As noted in Note B the founders of the Company have funded the costs associated with the startup of the Company in the approximate amount of $60,000. The Company plans to record these costs upon the successful completion of the Company's planned public offering.

See Note 8 Subsequent Events for discussion of the Company's acquisition of a company that is an affiliate of the founders.

NOTE 8 – SUBSEQUENT EVENTS

Issuance of shares common stock for acquisition:

Subsequent to December 31, 2018, the Company issued 1,000,000 Class B tokens for 100% of the member interests of a company owned by the founders. The Company Class B tokens issued for the acquisition were valued at $1.00 per token for a total price of $1,000,000 which the founders believe is the fair value of the company acquired.

Public offering:

During the early part of 2019 the Company plans to execute a public offering under the rules of Crowdfunding Regulation of 1,070,000 common shares of stock in the form of security tokens. The tokens will be sold at a price of $1.00 per token with a minimum purchase of 500 tokens per investor.

Recapitalization of Stockholders' Equity

Subsequent to December 31, 2018, the Company amended and restated the articles of incorporation. The amendment and restatement changed the par value of the Company's shares and tokens to $0.0001 and the authorized capitalization of the Company as follows:

Class A shares voting	1,000
Class B tokens, nonvoting	40,000,000
Class C tokens, non-voting	10,000,000

The Class C tokens provide the holders of this token class with a right to participate in dividends paid and liquidation proceeds at a maximum of 20% when fully issued.

Stock Incentive Plan

The Company plans to adopt a stock option plan (the "Plan"). The Plan will provide for the grant of equity awards in the form of tokens to employees, and consultants, including tokens, token purchase rights and restricted token units to purchase units of the Company Class B Tokens. Up to 1,000,000 Class B tokens may be issued pursuant to awards granted under the Plan. The Plan will be administered by the Company's Board of Directors. No shares will be issued under the Plan until the details of the Plan are adopted by the Board of Directors.

The Company has evaluated subsequent events that occurred after December 31, 2018 through January 31, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

81-c, LLC

Consolidated Financial Statements

and Independent Accountants' Review Report

December 31, 2017

December 31, 2018

81-c, LLC

TABLE OF CONTENTS



DISALVO &
ASSOCIATES, PLLC

1760 N. Jog Road, Suite 150
West Palm Beach, FL 33411
Phone: (561) 659-1177
Fax: (561) 659-1197
www.d-acpa.com

CERTIFIED PUBLIC ACCOUNTANTS - BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
81-c, LLC
West Palm Beach, FL

We have reviewed the accompanying consolidated balance sheets of 81-c, LLC ("the Company"), as of December 31, 2017 and December 31, 2018 and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles generally accepted in the United States of America.

Supplementary Information

The supplemental information is presented for purposes of additional analysis and is not a required part of the basis financial statement. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

DiSalvo & Associates, PLLC
January 21, 2019

81-c, LLC
Consolidated Balance Sheet
As of December 31,

	2017	2018
Assets		
Current assets:		
Cash in bank	$ 100	$ 54,440
Total current assets	100	54,440
Fixed assets, net	-	80,000
Due from affiliates	-	165,587
Goodwill	-	250,000
Total assets	**$ 100**	**$ 550,027**
Liabilities and members' equity		
Current liabilities:		
Accounts payable	$ -	$ 17,246
Credit card payable	-	11,149
Line of credit	-	87,087
Payroll taxes payable	-	1,557
Total current liabilitites		117,039
Long-term liabilities:		
Due to members	100	61,067
Due to affiliates	-	23,748
Due to member-WGW	-	250,000
Total long-term liabilitites	100	334,815
Total liabilities	**100**	**451,854**
Members' equity	-	98,174
Total members' equity	-	98,174
Total liabilities and members' equity	**$ 100**	**$ 550,027**

Read independent accountants' review report and notes to financial statements

81-c, LLC
Consolidated Statement of Income and Changes in Members' Equity
For the Period Ended December 31,

	2017		2018
Revenue:			
Management fee income	$ -	$	132,000
Services Income			779,325
Interest Income			3
Total Revenue	-		911,328
General and administrative expenses	-		643,598
Interest expense	-		2,667
Total expenses	-		646,266
Net income	-		**265,063**
Members' equity, beginning	-		-
Distributions	-		(166,889)
Members' equity, ending	$ -	$	98,174

81-c, LLC
Consolidated Statement of Cash Flows
For the Years Ended December 31,

	2017	2018
Cash flows from operating activities:		
Net Income	$ -	$ 265,063
Adjustments to reconcile net income to cash provided		
by operating activities:		
Depreciation and amortization	-	-
Changes in assets and liabilities:		
Increase in accounts payable	-	17,246
Increase in payroll taxes payable	-	1,557
Decrease in credit cards payable	-	11,149
Cash flows provided (used) by operating activities	-	295,014
Cash flows from investing activities:		
Software		(80,000)
Increase in Goodwill	-	(250,000)
Cash flows provided (used) by investing activities	-	(330,000)
Cash flows from financing activities:		
Line of credit payable	-	87,087
Due from affiliate	-	(165,587)
Due from affiliates	-	23,748
Due to member-WGW	-	250,000
Due to members	-	60,967
Distributions to members	-	(166,889)
Cash flows provided (used) by financing activities	-	89,326
Net increase (decrease) in cash	-	54,340
Cash at the beginning of the year	100	100
Cash at the end of the year	$ 100	$ 54,440
Supplementary disclosure of cash flow information		
Cash paid for interest	$ -	$ 2,667

Read independent accountants'
reveiw report and notes to financial statements

81-c, LLC

Notes to Financial Statements

December 31, 2017

December 31, 2018

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

81-c, LLC (the "Company") is in the business of providing business writing and consulting services to not for profit and for profit businesses in the United States including grant writing, grant research and report writing. The Company offers the grant writing, grant research and report writing services through its wholly owned subsidiary Williams Grant Writing, LLC. The Company was incorporated in January 2015 and is located in West Palm Beach, Florida.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Trade Accounts Receivable

The Company does most of its business for customers on a monthly basis and is paid each month for services to be provided. In some cases the Company in the normal course of business provides credit to its customers, performs credit evaluations of these customers and maintains reserves for potential credit losses, which when realized, have been within the range of management's allowance for doubtful accounts. The Company establishes an allowance for uncollectible trade accounts receivable based on historical experience and any specific customer collection issues that the Company has identified. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts was $0.00 as of December 31, 2017 and December 31, 2018 respectively.

Revenue Recognition

The Company recognizes revenue for its services on a monthly basis. Usually a customer contracts with the company for a specified period of time usually one month to one year and pays for the service each month as the work is performed.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Depreciation is provided over the estimated useful economic lives of the assets, ranging from three to ten years, and is computed on the straight-line method. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease including extensions. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are charged to operations.

During the year ended December 31, 2018 the Company incurred costs for the development of proprietary software that will be used internally. These costs have been capitalized as fixed assets. The project was completed as of the end of the year. The Company plans to start amortizing these costs in 2019 over a five year period.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Advertising costs were $196,302 for the year ended December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Income Taxes

The Company is treated as a partnership under the Internal Revenue Code. The effect of this election is to require the members to report their respective share of the taxable income or loss of the corporation on their individual income tax returns. Therefore, no provision for income taxes is reflected on the financial statements.

The Company's tax returns for the years ended December 31, 2015 through 2018 remain subject to examination by major tax jurisdictions.

NOTE B—BUSINESS ACQUISITION

In January 2018 the Company purchased Williams Grant Writing, LLC ("WGW") from one of the members for a price of $250,000. The purchase was financed 100% via a promissory note in the amount of the purchase price.

The promissory bears an interest rate of 1% with principal and accrued interest due five years from the date of the note. The company accounted for the acquisition under the purchase method of accounting. Since WGW did not have any tangible assets the purchase price is reflected on the balance sheet as Goodwill.

The note payable for the purchase of WGW is reflected on the balance sheet as Due to Member-WGW.

NOTE C—GOODWILL

Goodwill is not amortized but is instead tested for impairment if events or changes in circumstances indicate that an impairment loss may have occurred. In the impairment test, the carrying amount of the reporting unit, including goodwill, is compared to its fair value. When the carrying amount of the reporting unit exceeds its fair value, a goodwill impairment loss is recognized up to a maximum amount of the recorded goodwill related to the reporting unit. Goodwill impairment losses are not reversed. Management has evaluated the carrying value of Goodwill as of December 31, 2018 and has determined that no impairment loss is warranted.

NOTE D—LINE OF CREDIT

The Company has a $100,000 revolving line of credit credit facility that expires April 2019. The line of credit bears interest at rate equal to prime rate plus 4.49%. The prime rate as of December 31, 2018 was 5.5% making the interest rate on the credit facility 10.09% at the end of the year.

The credit facility is secured by all of the assets of the Company and is personally guaranteed by the members of the Company.

Management is in discussions with the lender to extend the credit facility for another year.

As of December 31, 2018 the amount outstanding on the line of credit was $87,087.

NOTE E--RELATED PARTY TRANSACTIONS

Due from Affiliates and Members: As of December 31, 2018 advances were due from and to the members and affiliates of the Company and its members. The advances do not bear interest and do not have specific maturity dates. The Company and the members and affiliates have agreed that the outstanding balances will not be due until after 2019 and therefore are classified as long term on the balance sheet.

Management fee income: The Company provides management and consulting services to an unconsolidated affiliate of the Company. During the year 2018 the Company received management fees of $132,000 from the affiliate.

Rent expense: During 2017 and 2018 the Company operated its business from locations that are owned or affiliated with the members or affiliates of the members. The members and affiliates provided space for the Company to operate at no charge. Management has decided to not record the value of the donated space as an expense to the Company. The estimated value of the donated space is approximately $24,000 for the year.

NOTE F—COMMITMENTS, CONTINGENCIES

The Company does not have any long term agreements or commitments as of December 31, 2018.

The Company has no outstanding claims or legal actions that would have a material effect on the Company.

NOTE G—CONCENTRATIONS OF CREDIT RISK

Cash: Cash is maintained at financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses related to these balances. As of December 31, 2017 and December 31, 2018 the Company maintained no cash deposits in excess of federally insured limits.

Major customers and vendors: The Company had sales representing 21% of total sales to its top 5 customers for the year ended December 31, 2017 and December 31, 2018.

NOTE H--DISTRIBUTIONS TO MEMBERS

For the year ended December 31, 2018 the Company made distributions of $166,888 to its members.

NOTE I—SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 21, 2019, the date the financial statements were available to be issued. On January 1, 2019 the members of the Company transferred 100% of their ownership interests to an affiliated Company in exchange for security tokens in the acquiring company.

SUPPLEMENTAL INFORMATION

81-c, LLC
Selling, General and Administrative Expenses
For the Years Ended December 31,

	2017	2018
Advertising	$ -	$ 196,302
Business development	-	6,840
Bank charges & fees	-	390
Continuing education	-	5,000
Contractors	-	160,669
Insurance	-	1,254
Legal & professional	-	38,336
Merchant processing fees	-	21,192
Meals	-	401
Office	-	2,313
Payroll taxes	-	15,015
Professional fees	-	2,252
Salaries - others	-	187,228
Travel and conventions	-	460
Utilities	-	5,945
Total selling, general and administrative expenses	$ -	$ 643,598

WILLIAMS GRANT WRITING, LLC

Financial Statements

and Independent Accountants' Review Report

December 31, 2017

WILLIAMS GRANT WRITING, LLC

TABLE OF CONTENTS



DISALVO &
ASSOCIATES, PLLC

1760 N. Jog Road, Suite 150
West Palm Beach, FL 33411
Phone: (561) 659-1177
Fax: (561) 659-1197
www.d-acpa.com

CERTIFIED PUBLIC ACCOUNTANTS - BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Williams Grant Writing, LLC
West Palm Beach, FL

We have reviewed the accompanying balance sheet of Williams Grant Writing, LLC ("the Company"), as of December 31, 2017 and the related statements of income and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information is presented for purposes of additional analysis and is not a required part of the basis financial statement. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

DiSalvo & Associates, PLLC
January 21, 2019

Williams Grant Writing, LLC
Balance Sheet
As of December 31, 2017

Assets
Current assets:

Cash	$	48,054
Total current assets		48,054
Other assets - loans to members		7,400
Total assets	$	**55,454**

Liabilities and Members' Equity
Current liabilities:

Credit card payable		34,746
Accounts payable		20,707
Total current liabilities		55,454
Total liabilities		55,454
Members' equity:		
Members' equity		-
Total members' equity		-
Total liabilities and members' equity	$	**55,454**

Williams Grant Writing, LLC
Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2017

Revenues:		
Net sales	$	333,506
Interest income		6
Total revenues		333,512
Costs and operating expenses:		
Selling, general and administrative expenses		250,896
Total costs and operating expenses		250,896
Income from operations		82,617
Interest expense		2,429
Net income		**80,188**
Members' equity - beginning of year		-
Distributions to members'		(80,188)
Members' equity - end of year	$	-

Williams Grant Writing, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	80,188
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Credit card payable		34,746
Accounts payable		20,707
Net cash provided (used) by operating activities		135,641
Cash flows from investing activities:		
Net cash provided (used) by investing activities		-
Cash flows from financing activities:		
Loans to members'		(15,923)
Distributions to members'		(80,188)
Net cash provided (used) by financing activities		(96,111)
Net change in cash		39,531
Cash - beginning of year		8,523
Cash - end of year	$	48,054
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$	2,429

Williams Grant Writing, LLC

Notes to Financial Statements

December 31, 2017

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Williams Grant Writing, LLC (the "Company") is in the business of providing business writing and consulting services to not for profit and for profit businesses in the United States including grant writing, grant research and report writing. The Company was incorporated in March 2015 and is located in West Palm Beach, Florida.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Trade Accounts Receivable

The Company does most of its business for customers on a monthly basis and is paid each month for services to be provided. In some cases the Company in the normal course of business provides credit to its customers, performs credit evaluations of these customers and maintains reserves for potential credit losses, which when realized, have been within the range of management's allowance for doubtful accounts. The Company establishes an allowance for uncollectible trade accounts receivable based on historical experience and any specific customer collection issues that the Company has identified. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts was $0.00 as of December 31, 2017.

Revenue Recognition

The Company recognizes revenue for its services on a monthly basis. Usually a customer contracts with the company for a specified period of time usually one month to one year and pays for the service each month as the work is performed.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and betterments are capitalized while maintenance, repairs and minor renewals are charged to expense as incurred. Depreciation is provided over the estimated useful economic lives of the assets, ranging from three to ten years, and is computed on the straight-line method. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease including extensions. Upon sale or retirement of depreciable property, the related cost and accumulated depreciation are removed from the accounts and resulting gains or losses are charged to operations. As of December 31, 2017 the Company did not have any tangible assets.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Advertising costs were $115,054 for the year ended December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code. The effect of this election is to require the shareholders to report their respective share of the taxable income or loss of the corporation on their individual income tax returns. Therefore, no provision for income taxes is reflected on the financial statements.

The Company's tax returns for the years ended December 31, 2014 through 2017 remain subject to examination by major tax jurisdictions.

NOTE B—RELATED PARTY TRANSACTIONS

Other Assets-loan members: As of December 31, 2017 loan advances had been made on behalf of the members in the amount of $7,400. These advances are not interest bearing and there is no stated due date.

Rent expense: During 2017 the Company operated its business from locations that are owned or affiliated with the members or affiliates of the members. The members and affiliates provided space for the Company to operate at no charge. Management has decided to not record the value of the donated space as an expense to the Company. The estimated value of the donated space is approximately $24,000 for the year.

NOTE C—COMMITMENTS, CONTINGENCIES

The Company does not have any long term agreements or commitments as of December 31, 2018.

The Company has no outstanding claims or legal actions that would have a material effect on the Company.

NOTE D—CONCENTRATIONS OF CREDIT RISK

Cash: Cash is maintained at financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses related to these balances. As of December 31, 2017 the Company maintained no cash deposits in excess of federally insured limits.

Major customers and vendors: The Company had sales representing 24% of total sales to its top 5 customers for the year ended December 31, 2017.

NOTE E--DISTRIBUTIONS TO MEMBERS

For the year ended December 31, 2018 the Company made distributions of $80,188 to its members which represented 100% of the net profits for the year.

NOTE F—SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through January 21, 2019, the date the financial statements were available to be issued. On January 1, 2018 the members of the Company transferred 100% of their ownership interests to an affiliated Company. The Company revoked its S corporation election with the Internal Revenue Service effective January 1, 2018 due to being a wholly owned subsidiary of another company and no longer qualified for S Corporation status under the Internal Revenue Code.

SUPPLEMENTAL INFORMATION

Williams Grant Writing, LLC
Selling, General and Administrative Expenses
For the Year Ended December 31, 2017

	Amount
Advertising	$ 115,054
Bank charges & fees	333
Consulting	5,000
Contractors	40,344
Insurance - health	7,242
Licenses and taxes	2,370
Management fees	13,812
Office	2,022
Payroll taxes	3,052
Professional fees	2,050
Salaries - officers	30,862
Salaries - others	26,250
Travel and conventions	305
Utilities	2,200
Total selling, general and administrative expenses	**$ 250,896**

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.



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81-c

Creating Value in the Global Economy

Small OPO Wellington, FL
Financial Services
Accepting International Investment

Overview Team Terms Updates Comments Share

Pioneering Entrepreneurship as an Asset Class



Invest in 81-c

There is a lot of value created in the world that just isn't accessible to most people. One of the greatest sources of value creation is entrepreneurship. That's why we have created a way for everybody to have an equal opportunity to invest in the success of some of the world's most accomplished, thoughtful entrepreneurs. **81-c is an operating company that is pioneering entrepreneurship as an asset class, enabling anyone in the world to invest in our entrepreneur-led businesses that would normally never be available to the public.**

A great entrepreneur is priceless.

A great entrepreneur can take an average business in a



stagnant market and turn it into a success. A great entrepreneur can steer a company through the harshest of storms and pivot at the right moment.

Entrepreneurs are the foundation of our global economy. And yet, the only time most people have access to them is in the rare instance that they take a company public. **Unless you're an accredited investor** - if you don't know what that is, you're probably not one - **these talented entrepreneurs, and the opportunities they represent, are almost always out of your reach.**



There are tens of millions of small to medium-sized businesses in the United States alone, all of them led by a person with a dream and a vision, and every one of those entrepreneurs needs capital to make their visions real. Still, entrepreneurs are often barred from accessing the massive pool of capital that is represented by the investing public. **We believe that this is stifling progress, it's unfair to both sides of the deal, and it needs to change.**

Thanks to regulatory changes like the Jumpstart Our Business Startups (JOBS) Act of 2012, there are more opportunities for investors and entrepreneurs now than ever before. However, to date, the focus of these investment opportunities has been on "sexy" high-risk startups as opposed to "boring", predictable, steady-growth entrepreneurial businesses.

That's where 81-c comes in...we are bridging the gap by connecting our entrepreneur-led businesses with investors on a global level to maximize value for EVERYONE!

A WORLDWIDE PROBLEM

—

92%
of the population is unable to directly invest in entrepreneurs

95%
of businesses can't accept investment from the public

50%
better returns on investments available only to accredited versus public investors

Sources: 1, 2, 3

The Offering

Investment: Class B Token stock, deliverable in the form of tokens ("Class B Tokens")

$1 per share of Class B Tokens | When you invest you are betting the company's future value will exceed $2,587,500*

The company has set its pre-money valuation at $1,250,000, and attributes $1,000,000 in value to the 1,000,000 Class B tokens currently outstanding and $250,000 to the 10,000,000 Class C tokens outstanding.

The post-money valuation of $2,587,500 is calculated on a going concern basis using an offering maximum of $1,070,000 (assuming the offering is fully subscribed) and a post-money valuation calculation which attributes $2,070,000 in value to the 2,000,000 Class B tokens and $517,500 in value to the 10,000,000 Class C tokens.

Class B tokens, in the aggregate, are entitled to eighty percent (80%) of any distributions or dividends paid by the Company, while Class C tokens, in the aggregate, are entitled to twenty percent (20%) of any distributions or dividends paid by the Company. The post money valuation is based on the assumption that a successful offering will effectively serve as a "proof-of-concept" for the Company's business model, increasing the value of the company by an amount sufficient to preserve or exceed the $1 per token price of the Class B tokens. However, it is possible that this assumption may prove false. If the Company were immediately liquidated after the offering, holders of Class B tokens could only expect to receive less than $0.80 per token.

CLASS B TOKENS

Description: Class B Tokens will represent a single share of Class B Token stock, with rights, preferences, privileges, and restrictions as designated in the Amended & Restated Certificate of Incorporation and attached as an Exhibit to the Offering Document. Class B Tokens will be issued on the ERC-1450 Blockchain.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive shares in book-entry form.



What is 81-c?

81-c is an operating company that is pioneering entrepreneurship as an asset class, enabling anyone in the world to invest in our entrepreneur-led businesses that would normally never be available to the public. We represent entrepreneurs and investors alike through a unique tokenized-ownership opportunity. We believe this will allow for a greater pool of investors and beneficiaries and for greater leverage when capital is needed.

81-c identifies small and mid-sized companies with proven success and whose owners are looking to scale or exit their business. Then...

- We give these small and mid-size business owners the access to capital or exit opportunity they're looking for and assume responsibility for the business as a new 81-c business unit.
- After, we ensure one of our successful entrepreneurs is at the helm in order to bring that business unit to its next stage.
- The entrepreneur works to build value by identifying ways to scale, for their business unit as well as 81-c.

Investors' security tokens (aka shares) are directly tied to 81-c, which includes the aggregate of our businesses and entrepreneurs. As our community of investors and entrepreneurs grow, we grow. We believe the token's value will become evident. Ultimately the token's role in our continued growth will expand, allowing for an increasingly global ecosystem.



What Does 81-c Provide?

81-c works through constant expansion. By continually identifying new areas for our entrepreneurs to target for success, we're able to add capital and scale. Our tactics aren't new, but our approach is. **The success of our model benefits three groups of people: our entrepreneurs, employees of our business units, and our investors.**



For Our Entrepreneurs, 81-c Provides a Launchpad for Success

Instead of raising a company from inception to exit, we give our entrepreneurs the best possible starting position with as little guesswork as possible. We provide great and proven entrepreneurs the resources to scale and help create the most successful version of a business. The teams and employees will be established and knowledgeable and the company profitable with our support. Through the tools we provide, we give entrepreneurs the greatest chance at success.

For Our Employees, 81-c Presents a Dual Opportunity

First, because of our security token offering (STO), employees have the ability to invest in their own company. This means they get value out of their work, something most modern workers are unable to do. Second, we provide longevity and access to new areas. 81-c employees, in the individual business units, will be managed by proven entrepreneurs, opening their futures to new opportunities all the time.





For Our Investors, 81-c Provides a Real Opportunity.

The 81-c security token will be tied directly to our entrepreneurs and the value of our aggregated business units. 81-c's growth will come from the ability of our entrepreneurs to scale the business units in which they have industry expertise. This offering is the first opportunity for investors to get access to 81-c and our top-quality entrepreneurs.

What 81-c Can Do

81-c is a multifaceted company. **Always scaling and with a roster of talented entrepreneurs in our stables, we believe that 81-c can expand effectively into nearly any industry we feel is ripe for significant growth.**



We believe that through our management, investment, and experience, we're able to leverage capital to take a small or mid-sized company to the global level by bringing it on as a business unit. We can overcome the lack of institutional and accredited investment that befalls the majority of companies in the U.S. and level the playing field for good.

When we find a company with great growth potential, our platform is structured to pool resources and maximize its value. In doing so, all growth attained is fed back into 81-c. By having a diversity of wholly-owned and operated business units, we are able to create a unique hedge that protects the larger 81-c ecosystem. **As a result of our process-driven culture and business model, we are able to execute it all with a certain level of ease.**

How Did 81-c Come to Be?

81-c is the brainchild of Dan Abbate and Jess Merrell.

Dan is an entrepreneur with more than 20 years of experience working with small to mid-size companies to find success and positive exits. Over the course of his career, Dan worked to build and flip eight companies successfully, including an internet company he eventually sold to a NASDAQ-traded company.

In 2013, Dan decided to move his family from Chicago to Wellington, FL, in order to learn and brainstorm a way that he could continue to **pursue his passion for acquiring and improving companies, but in a significantly scaled and more enjoyable way.**

That's when he crossed paths with Jess. Though Jess' background was in global corporate advertising, **they connected over shared philosophies of life and entrepreneurship.**

In her decade-long career, **she negotiated hundreds of millions of dollars of media exposure for some of the world's most well-known brands.** Coming from a successful entrepreneurial family, she always applied that mindset to her career and was identified as a rising stars in her industry by the 4A's, where **she helped to create ReSolve, a one-day think tank aimed at tackling the UN's Sustainable Development Goals.**



As their friendship grew into a partnership, their curiosity of how new technologies could change the world led them to blockchain. They started connecting with blockchain leaders around the world and began exploring practical problems the technology could solve.

Eventually their conversations narrowed down to the topic of investing — why was it so difficult for the average person to invest in entrepreneurs? Why were so few companies available on the public markets? Why did the financial elite have so many opportunities that the majority of people would never have?

After realizing how broken the system was, they developed a solution — 81-c.

81-c is a brand-new entity. It has been operating since the start of this year and has already made its first choice for incorporation: a profitable grant-writing company with the capability to expand and scale. Unlike most traditional public offerings, no private placement investments were taken prior to 81-c's campaign. Startup capital came from Dan and Jess, the founders of 81-c and any future capital raises will come from the campaign. **Therefore all value created is accessible to everyone from day one.**





Our First Business Unit to Scale

Williams Grant Writing (WGW), was founded by Dan's wife, Kelly Williams, and is the first wholly-owned business unit 81-c will scale. Incorporated in 2015, **WGW is in the business of helping nonprofit organizations secure critical funding through research, grant writing and reporting.**

Everyday, WGW helps other organizations focus on what matters most to them by filling in resource gaps and quickly creating the content needed to drive their organization's mission. **And it's working -- with 100% year-over-year net income financial growth, and millions of dollars in secured grant funding for its clients since inception -- the team at WGW is excited for what's to come as they join 81-c.**

81-c will continue to support WGW in reaching the next level of scale by refining business processes, optimize technology and identify how WGW could grow through acquisition in the same or complementing verticals.



Our 81-c Vision

This offering is only the first step toward our ultimate goal: **creating a solution to contribute to the global challenge of financial inclusion** by growing thousands of 81-c wholly-owned, entrepreneur-led small to medium-sized enterprises and making them accessible to everyone through our security token offering. We are confident we can take 81-c to that height quickly.

81-c is always scaling. We have already selected and on-boarded our first business unit, and have 10-15 more companies under review. Our goal is to roll a new company into our ecosystem each quarter of 2019. By the end of 2020, we hope to bring the number of 81-c companies under our operation to 20.

This offering serves two purposes. It **provides us with operational capital to scale** additional business units and helps us to identify and expand our investor base





helps us to identify and expand our investor base through subsequent raises. By building the broadest community of support, we aim to provide significant value to our investors in the through of our entrepreneur-backed security token offering (STO).

With our investors and entrepreneurs working together, **81-c will be an unstoppable global force for change**, challenging the status quo to make the value created by entrepreneurship accessible to everyone in the world. **But we need your help to do it!**

November 2018

81-c Public Company Formation

January 2019

WILLIAMS GRANTWRITING

First Business Unit to Scale

March 2019

Reg CF Offering Launch

February - September 2019

Growth of Business Units (ANTICIPATED)

PLANNED: Our goal is to roll a new company into 81-c each quarter of 2019.

2020

eighty-one communities

81-c Communities Launch (ANTICIPATED)

PLANNED: Global initiative to align with UN's Sustainable Development Goals.

In the Press



THRIVE GLOBAL   business   *Bankless Times   DISRUPTOR

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Meet Our Team





Dan Abbate

Co-Founder, CEO, Vice Chairman

Dan is an entrepreneur, investor and curiosity seeker with a focus in business process automation through the use of advanced technology, and organizational development and improvement. He lives by his personal "WHY" - to explore curiosity for the advancement of humanity. Dan excels at leading businesses beyond challenges, accustomed to making high-stakes decisions using his experience- backed judgment, strong work ethic, and irreproachable integrity. A visionary strategist, he has a consistent record of delivering extraordinary results in growth, revenue, operational performance, profitability, systemization, automation, and continuous organizational improvement. His background in transactions includes ventures in startup financing, mergers and acquisitions, and sales of companies.   Between 2000 and 2013, Dan started, developed or acquired, improved and then sold eight companies –

Jess Merrell

Co-Founder, Chairwoman, VP

Jess believes in the power of great people, and the value that comes from surrounding yourself with those who are the best at what they do. She lives every day by her personal "WHY" - to create solutions so that everyone can live the life they choose.   As an integrator, Jess performs best when presented with challenging concepts where she is able to drive value and efficiency through the thoughtful orchestration of teams and processes. In her corporate marketing career, she led industry initiatives aimed at solving challenges on both global and local scales. In 2013, she was identified as a rising star in the industry by the 4A's and used that platform to help create ReSolve, a one-day think tank aimed at tackling the UN's Sustainable Development Goals. Jess has developed innovative media and tech partnerships for some of the world's largest brands in entertainment, insurance, financial services, technology, and improved and then sold eight companies serving various markets and industries – funded through private capital markets. He has experience in both B2B and B2C organizations and enjoys participating in high-level operational initiatives, including infrastructure design, process re-engineering, turnaround management, and reorganization. As a silent and lead investor in a number of technology startups, and with a heavy focus on cryptocurrencies and underlying blockchain technologies, Dan has a unique leadership position in the future cross section of technology, finance, and business. Dan holds a degree from DePaul University in Philosophy and Business, has studied Operations and Financial performance at The Wharton School, and presented his prophetic talk "How Not To Be Replaced By A Robot" at TEDxBoca (2015). His book "Automation Manifesto" was published in 2016 and is available now via Amazon and other retail book outlets. Dan has been a member of Entrepreneur's Organization since 2013.



insurance, financial services, technology, and retail.   In 2014, Jess left the safety of her marketing career and set out to prove to herself that being successful, enjoying her life and making an impact on the world were not mutually exclusive. That led her down the path of entrepreneurship and she has successfully led startups and mid-market growth companies to double digit percentage revenue increases by creating teams and processes that maximize value through gained efficiency. She is excited to have recently been accepted to the only global network exclusively for entrepreneurs, Entrepreneur's Organization.   Philanthropy has always been an important part of Jess' life and she approaches the causes she is most passionate about with the same mindset as all other aspects of her life, believing that significant impact comes from teams of impassioned people who are willing to lend their skills and time to make a difference.





Gabie Ervesun
COO

Prior to joining 81-c, Gabie was the Director of Supply Chain for ASR-Group, where she oversaw all direct and indirect inventory across the globe (a $140M rolling inventory). She was responsible for the inbound supply chain process and technology improvement team. Gabie served as the youngest manager and then the youngest director in her department, she also led as the President of the Young Professionals of Wellington (2016) and was awarded the Central Palm Beach County Athena Winner in the young professionals' category (2016). Today, Gabie makes an impact on 81-C, bringing her decade of knowledge and experience to help brands build for the future at scale. In previous roles, Gabie focused on acquisitions and managing the integration of



Kelly Williams
Entrepreneur

Meet Kelly Williams, CEO and founder of Williams Grant Writing, (WGW) the first company 81-c will scale as part of its ecosystem. Incorporated in 2015, WGW is in the business of helping nonprofit organizations secure critical funding through research, and grant and report writing.   Every day WGW helps other organizations focus on what matters most to them by filling in resource gaps and quickly creating the content needed to drive their organization's mission. And it's working-- with 100% year over year growth, and millions of dollars in secured funding for its clients since inception-- the team at WGW is excited for what's to come as they join 81-c.   81-c will continue to support WGW in reaching the next level of scale by refining business processes, optimize technology and identify



Pat DiSalvo
DiSalvo & Associates PLLC (Accountant)

Patrick J. DiSalvo, CPA began his accounting career in the mid-1970's with an international public accounting firm. Throughout his career he has owned three accounting firms and has also held executive positions in various operating businesses, including real estate development, general contracting, mortgage banking, property management and title insurance. Pat has served as a governor- appointed Commissioner of the Healthcare District of Palm Beach County. Chair of the Finance Committee and Chair of the Construction Oversight Committee for the new Lakeside Regional Medical Center, a 70 bed new replacement hospital in Belle Glade, Florida. He has also served on the boards of Kiwanis Club and is currently on the



Zachary Ziliak
Ziliak Law, LLC (Lawyer)

A Rhodes Scholar with six college and graduate degrees, Zachary Ziliak worked for years in math, finance, and trading before becoming an attorney. Prior to law school, Zach completed graduate work in mathematics at the University of Oxford and an MBA with concentrations in finance and strategy from the University of Chicago. He worked as a "quant" at UBS, a leading global investment bank, pricing exotic derivatives and forecasting volatility. He then took over as head trader at Matlock Capital, designing and implementing an automated option-trading system. At the Loyola University Chicago School of Law, Zach graduated first in his class, summa cum laude. After clerking for Judge Janice Rogers Brown on the U.S. Court of Appeals for the D.C. Circuit, he processes, as well as change management and its impact on people. With her experience standardizing business processes for large companies, Gabie helps 81-c entrepreneurs gain efficiencies with access to tools and processes they otherwise would lack the resources to implement.



how WGW could grow through acquisition in the same or complementing verticals.



Board of Kids Dreams, a local charity dedicated to helping underprivileged kids to achieve their dreams.



joined the litigation practice at Mayer Brown, LLP. In May 2013, Zach left Mayer Brown to found Ziliak Law in order to focus yet further on servicing the trading companies and associated vendors that can benefit from his industry experience.





Dean Trevelino
Trevelino & Keller
(PR/Marketing)

In 2003, Dean Trevelino stepped out of the conglomerate PR, Marketing and Ad agency world after 14 years in executive roles with top 10 brands to be an entrepreneur and launch his own firm. Fifteen years later, along with his business partner, Genna Keller, they have created a national boutique firm ranked among the top 10 fastest growing firms in the US, recognized as one of the 30 best firms to work for in North America and has garnered more than 100 industry awards. Dean has worked personally with more than 50 startups over the years, many of which have had enormously successful exit strategies, from merger to acquisition to going public. The firm's success has led to consistent boomerang entrepreneurs who have used the firm three or more times as well as being sought out as one of the region's best firms for entrepreneurs. A pescatarian, ultra-runner and off the grid enthusiast, Dean graduated from Penn State where he wrestled before pursuing his Master's degree at the University of Alabama.





Brett Stapper
Front Lines Media
(Strategic Advisor)

Brett Stapper is a media strategist and strategic advisor with a focus on disruptive technologies. His expertise centers around the development and execution of creative strategies that drive awareness for startups, political initiatives, and publicly traded companies. Brett was listed in the Top Ten Names to Know in Bitcoin by Business Insider, Top Ten Entrepreneurs to Watch in San Diego by SanDiego.com, and Emerging Generation: 25 in their 20's by San Diego Business Journal.



Offering Summary

Company	:	81-c, Inc.
Corporate Address	:	1760 N Jog Road, Suite 150, West Palm Beach, FL 33411
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$499.00

Terms

Offering Type	:	Equity
Security Name	:	Class B Tokens 1
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	1,070,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$1,250,000.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Terms of Class B Tokens

The Class B Tokens will represent a single share of Class B Token of the company, with rights and preferences as designated in the amended & restated articles of incorporation and summarized in the Offering Document.

- **Blockchain:** ERC 1450
- **Exchanges:** We currently intend listing the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms

- **Voting Rights:** Class B Token holders are not entitled to vote on any matter submitted for shareholder action, and the consent of the holders shall not be required for the taking of any corporate action.
- **Restrictions on Transfer:** 1 year from closing of this Offering
- **Dividends/Distributions:** Class B Tokens shall be entitled to receive 80% of any dividends or distributions of cash or other property. However, Class B Tokens shall not be entitled to receive any mandatory dividends or distributions of cash or other property but only such dividends or distributions as the Corporation declares from time to time in its sole discretion.
- **Redemption Rights:** The Company has no obligation to redeem Class B Tokens.

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

81-c, Inc., will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy

100 shares of Class B Tokens at $1 / share, you will receive 110 Class B Tokens, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Inter company debt or back payments

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1

Hi! I'm Dan Abbate, and I'm Jess Merrell, and we are excited to welcome you to our company, 81-c.

We are breaking down the old school hierarchy of investing, which puts limits on who can invest in a company, by making the value of *our* company available to EVERYONE from DAY ONE.

81-c grows by operating, improving, and scaling our entrepreneur-led business.

Here's how it works:

Scale: we identify and onboard entrepreneurs that fit our enrollment criteria and have a focus on growth; and pair them with areas of 81-c that complement their industry expertise.

Tokenize: Whether you're an accredited investor or you've never invested a day in your life - the opportunity to invest is available to everyone at the same time.

Repeat: the money raised from this offering is used for the continued growth and development of 81-c.

Our first business vertical is already scaling and has seen 100% growth year over year the past 3 years. And we are just getting started…

The choice you have is to invest with us; in 81-c; in the value created by entrepreneurs. TODAY IS YOUR DAY ONE!

Video #2

Accredited investors hold 70.28% of all private wealth in the US alone. That's $45.5 trillion… $45,500,000,000,000… How are you supposed to compete with that? You SHOULD have the same opportunity. But you didn't… until now. We've worked hard to create a solution for YOU.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:16 AM 02/21/2019
FILED 10:16 AM 02/21/2019
SR 20191212618 - File Number 7157161

81-C, INC.

CERTIFICATE OF DESIGNATION OF CLASS B TOKENS AND CLASS C TOKENS SETTING FORTH THE POWERS, PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS OF SUCH SERIES OF TOKENS

Pursuant to Section 151 of the Delaware General Corporation Law, 81-c, Inc., a Delaware corporation (the "Corporation"), **DOES HEREBY CERTIFY:**

The Amended and Restated Certificate of Incorporation of the Corporation (the "Charter") provides for the issuance of Class B Tokens and Class C Tokens. On February 15, 2019, the Board of Directors duly adopted the following resolution to fix the powers, designations, preferences and rights of the Class B Tokens and Class C Tokens and any qualifications, limitations or restrictions thereof. Such resolution has not been modified and is in full force and effect on the date hereof:

RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Charter, the Class B Tokens and Class C Tokens shall have the powers, preferences, rights, the qualifications, limitations, and restrictions as follows:[1]

Section 1. Designation and Number.

The Class B Tokens and Class C Tokens, collectively, shall have the sole right to receive dividends paid out by the Corporation and assets of the Corporation distributed in connection with or on account of any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, with the Class B Tokens entitled to receive eighty percent (80%) of any such dividends or distribution and the Class C Tokens entitled to receive twenty percent (20%) of any such dividends or distributions.

Section 2. Dividends and Distributions.

Class B Tokens and Class C Tokens, collectively, shall be entitled to receive one-hundred percent (100%) of any dividends or distributions of cash or other property. However, The Class B Tokens and the Class C Tokens shall not be entitled to receive any mandatory dividends or distributions of cash or other property but only such dividends or distributions as the Corporation declares from time to time in its sole discretion. No (a) dividends shall be authorized and declared or paid or set apart for payment by the Corporation or any Subsidiary of the Corporation on any share or shares of Class A Stock or any other series of stock or tokens issued by the Corporation, (b) other distribution of cash or other property shall be authorized and declared or made by the Corporation or any Subsidiary of the Corporation to the holders of all or substantially all of the shares of Class A Stock or any other any class or series of stock or tokens issued by the Corporation, and (c) share or shares of the Class A Stock or any other series of stock or tokens issued by the Corporation shall be redeemed, repurchased, or otherwise acquired through a sinking fund or otherwise for any consideration (or any moneys to be paid to or made available for a

[1] Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Amended and Restated Certificate of Incorporation.

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sinking fund or otherwise for the redemption of any shares of such stock) by the Corporation or any Subsidiary of the Corporation.

Section 3. Voting.

Except as otherwise expressly set forth herein, including without limitation, in Section 7 hereof, or as required by law, neither the Class B Tokens nor the Class C Tokens shall entitle the holders thereof to vote on any matter submitted for shareholder action, and the consent of the holders thereof shall not be required for the taking of any corporate action.

Section 4. Redeemed or Repurchased Shares.

Any Class B Tokens or Class C Tokens redeemed or repurchased by the Corporation shall be retired and canceled and may not be reissued as tokens of such series and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Class B Tokens or Class C Tokens, as applicable, accordingly.

Section 5. Conversion.

Neither the Class B Tokens nor the Class C Tokens shall be convertible into shares of Class A Stock or any other security of the Corporation.

Section 6. Definitions.

For the purposes of this Certificate of Designation, the following terms shall have the meanings indicated:

(a) "Business Day" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the State of Florida.

(b) "Certificate of Designation" means this Certificate of Designation of Class B Tokens and Class C Tokens, as it may be amended from time to time.

(f) "Person" means any individual, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture or other legal entity of any nature whatsoever.

(h) "Subsidiary" of the Corporation means a corporation, limited liability company, partnership, association or other Person of which shares of stock or other ownership interests having ordinary voting power (without regard to the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership, association or other Person are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by the Corporation.

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Section 7.   Modification; Amendment or Waiver.

The terms of this Certificate of Designation shall not, by merger, consolidation, or otherwise, be amended, waived, altered, or repealed without the affirmative vote of the holders of a majority of the voting power of the Class B Tokens and Class C Tokens, each voting as a separate class. Any right or preference of the Class B Tokens and Class C Tokens set forth in this Certificate of Designation may be waived pursuant to a written instrument signed by the holders of a majority of the voting power of the Class B Tokens and a majority of the voting power of the Class C Tokens, by respective class, which written instruments shall specifically set forth the right or preference being waived and the extent of such waiver. For the purposes of this Section 7, each Class B Token and Class C Token shall have one (1) vote.

Section 8.   Section 10. Severability.

If any term of this Certificate of Designation is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of this Certificate of Designation as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of this Certificate of Designation will be deemed dependent upon any other such term unless so expressed in this Certificate of Designation.

IN WITNESS WHEREOF, 81-c, Inc. has caused this Certificate of Designation to be duly executed in its corporate name on this 15th day of February, 2019.

81-C, INC.

By: _____

Name: Daniel Abbate

Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:21 AM 02/06/2019
FILED 11:21 AM 02/06/2019
SR 20190769137 - File Number 7157161

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF 81-C, INC.

The undersigned, Daniel Abbate, hereby certifies that:

ONE: He is the duly elected and acting Chief Executive Officer of 81-c, Inc., a Delaware corporation (the "Corporation").

TWO: Pursuant to Section 241(a) of the General Corporation Law of Delaware, the Certificate of Incorporation of this Corporation is amended and restated to read in full as follows:

ARTICLE I
NAME

The name of the Corporation is 81-c, Inc.

ARTICLE II
REGISTERED OFFICE

The Registered Office of the Corporation in the State of Delaware is located as 919 North Market Street, Suite 950, Wilmington, Delaware 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is InCorp Services, Inc.
In New Castle County

ARTICLE III
PURPOSES AND POWERS

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV
PERIOD OF DURATION

The period of duration of the Corporation is perpetual.

ARTICLE V
AUTHORIZED SHARES

Classes of Stock. The Corporation is authorized to issue three classes of stock to be designated, respectively, "Class A Stock," "Class B Tokens," and "Class C Tokens." The total number of shares which the Corporation is authorized to issue is fifty million one thousand (50,001,000). One Thousand (1,000) shares shall be Class A Stock, each share of Class A Stock having a par value of $0.0001, Forty Million (40,000,000) shares shall be Class B Tokens, each Class B Token having a par value of $0.0001, and Ten Million (10,000,000) shares will be Class C Tokens, each Class B Token having a par value of $0.0001.

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Rights, Preferences, and Restrictions of Class B Tokens and Class C Tokens. The Class B Tokens and Class C Tokens authorized by this Amended and Restated Certificate of Incorporation may be issued from time to time in series. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges, and restrictions granted to or imposed upon series of Class B or Class C tokens, the number of tokens constituting any such series, and the designation thereof, or of any of them. The rights, privileges, preferences and restrictions of any such series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, and redemption), or senior to any of those of any present or future class or series of Class B or Class C tokens. The Board of Directors is also authorized to increase or decrease the number of tokens of any series prior or subsequent to the issue of that series, but not below the number of tokens of such series then outstanding. In case the number of tokens of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series. The Board of Directors of this Corporation is expressly granted authority, without shareholder approval, and within the limits of the Delaware General Corporation Law, to take all of the foregoing action.

Other Designations. The allocation between the classes, or among the series of each class, of unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution, shall be as designated by the Board of Directors. All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein or in the Corporation's Bylaws or in any amendment hereto or thereto shall be vested solely in the Class A Stock. Accordingly, unless and until otherwise designated by the Board of Directors of the Corporation, and subject to any superior rights as so designated, the Class A Stock shall have unlimited voting rights, but shall not have any economic interest in the Corporation and shall not be entitled to receive any of the net assets of the Corporation upon dissolution. Neither the Class B Tokens nor the Class C Tokens shall have any voting rights with respect to the Corporation, but both shall be entitled to share in the net assets of the Corporation upon dissolution. Upon dissolution, Class B Tokens shall be entitled to receive 80% of the net assets of the Corporation and Class C Tokens shall be entitled to receive 20% of the net assets of the Corporation.

ARTICLE VI
DIRECTORS

The Corporation shall be governed by a Board of Directors consisting of no less than one (1) and no more than three (3) directors. Directors need not be shareholders of the Corporation.

ARTICLE VII
VOTING OF SHARES

Each outstanding share of Class A Stock of the Corporation shall be entitled to one vote on each matter submitted to a vote at the meeting of the shareholders. Each shareholder shall be entitled to vote his, her, or its shares in person or by proxy, executed in writing by such shareholder, or by such shareholder's duly authorized attorney-in-fact. At each election of Directors, every shareholder entitled to vote in such election shall have the right to vote, in person or by proxy, the number of shares owned by such shareholder for as many persons as there are Directors to be elected and for whose election such shareholder has the right to vote.

ARTICLE VIII
LIMITATION ON LIABILITY; INDEMNIFICATION

To the fullest extent permitted by the Delaware General Corporation Law or any other applicable law as now in effect or as it may hereafter be amended, a Director of the Corporation shall have no personal liability to the Corporation or its shareholders for monetary damages for any action taken or failure to take any action as a Director.

The Corporation shall to indemnify, to the maximum extent and in the manner permitted by the Code, each of its directors, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in by such director or officer or on such director's or officer's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, which such director or officer is, or is threatened to be made, a party to or participant in by reason of such director's or officer's agency, if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the Corporation. With respect to any criminal proceeding, the director or office had no reasonable cause to believe his or her conduct was unlawful.

ARTICLE IX
SHAREHOLDER CONSENT

Shareholders of the Corporation shall be able to take shareholder action through a written consent of the holders of outstanding Class A Stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

THREE: The Corporation not yet having received payment for any of its stock, this Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation in accordance with Section 241(a) of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Daniel Abbate, its duly authorized officer, on this 31st day of January, 2019, and the foregoing facts stated herein are true.

By: /s/ _____

Daniel Abbate,
Chief Executive Officer